Exhibit 99.3

Postmedia Network Reports Third Quarter Results

Quarter Highlights

•	Progress on the digital first strategy delivers 6% audience growth with digital revenue up 8% in the quarter.

•	Operating profit before amortization, restructuring and other items* is up 1% in the quarter.

•	Further advancement on cost reduction and debt repayment.

•	Completed TSX listing in June

July 12, 2011 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or “the Company”) today released financial information for the third quarter ended May 31, 2011.

Management Commentary

“The slow and sporadic recovery in the Canadian economy has affected both consumer and advertiser confidence, and we’re seeing that in our industry” said Paul Godfrey, President and Chief Executive Officer. “Our digital first strategy continues to be the path to our future with our teams focused on innovative approaches to content delivery, audience development and strategic solutions for advertisers and marketers. Delivering shareholder value through debt repayment and the acceleration of revenue generating opportunities will be management’s focus for the rest of this fiscal year and beyond.”

Third Quarter Operating Results

For the quarter ended May 31, 2011, operating profit before amortization, restructuring and other items (see “Non-GAAP Financial Measures”) increased $0.4 million, or 0.8% relative to the same period in the prior year.

Revenue for the quarter ended May 31, 2011 totaled $259.2 million, a decrease of $11.2 million relative to the same period in the prior year. This decline was primarily due to a decrease in print advertising revenue of $8.4 million (down 4.7%). Print circulation revenue declined $1.7 million (down 2.8%) and other revenue declined $2.8 million due to the loss of a commercial print contract in the first quarter of the current fiscal year. These losses were partially offset by growth in digital revenue which increased 8.2% or $1.8 million relative to the same period in the prior year.

Operating expenses excluding amortization, restructuring of operations and other items for the quarter ended May 31, 2011 declined $11.6 million or 5.3% relative to the same period in the prior year. This decrease was largely due to cost savings achieved through various restructuring initiatives implemented since completing the purchase of the Canwest LP assets on July 13, 2010.

Operating income for the quarter ended May 31, 2011 declined $11.2 million relative to the prior year due to increases in amortization of $8.5 million and increases in restructuring of operations and other items of $3.1 million. The increase in amortization was due to the higher carrying value of assets resulting from the fair values ascribed on the acquisition of the Canwest LP assets.

The net loss in the quarter was $3.9 million, and net earnings for the same period in the prior year were $40.6 million. Net earnings (loss) is not directly comparable between Postmedia and Canwest LP due to differences in organizational and capital structure.

*	Operating profit before amortization, restructuring and other items is a non-GAAP financial measure.
Please see the “Non-GAAP Financial Measures” section of this press release.

Year-to-Date Operating Results

Revenue for the nine months ended May 31, 2011 was $788.8 million, a decrease of $22.4 million relative to the same period in the prior year. Print advertising revenue declined $13.8 million (a decrease of 2.5%), print circulation revenue declined $5.3 million (down 2.9%) and other revenue declined $7.7 million. The decline in other revenue was due to the loss of a commercial print contract in the first quarter of the current fiscal year. These losses were partially offset by growth in digital revenue which increased 6.9% or $4.4 million relative to the same period in the prior year.

Operating expenses excluding amortization, restructuring of operations and other items declined $28.7 million or 4.4% during the first nine months of the fiscal year. This reduction more than offset a revenue decline of 2.8%, resulting in an increase in operating profit before amortization, restructuring and other items of $6.3 million, or 3.9% relative to the same period in the prior year.

Operating income declined $56.7 million relative to the prior year due to increases in amortization of $25.8 million and increases in restructuring of operations and other items of $37.2 million.

The net loss for the first nine months of the fiscal year was $10.6 million, and net earnings for the same period in the prior year were $94.9 million. Net earnings (loss) is not directly comparable between Postmedia and Canwest LP due to differences in organizational and capital structure.

Restructuring of Operations and Other Items

For the quarter ended May 31, 2011, expenses related to restructuring of operations and other items totaled $3.3 million ($39.9 million for the nine months ended May 31, 2011). In total, restructuring initiatives implemented to the end of May 2011 are expected to yield net annualized cost savings of $45 to $47 million, of which approximately $34 million is expected to be realized in the current fiscal year. See “Forward-Looking Information”.

Debt Repayment

On April 4, 2011, Postmedia refinanced its term loan credit facility in order to obtain a reduced interest rate and less restrictive covenants. As a result of the refinancing, an $11.0 million charge was recorded in the statement of operations. A total of $9.6 million of this amount consisted of non-cash charges related to unamortized financing fees and discounts.

Also in the quarter, Postmedia made total debt repayments of $16.3 million (US$16.8 million) including an optional principal repayment of US$14.5 million related to its US$ term loan. Debt repayments since completion of the acquisition of Canwest LP assets total approximately $74.1 million including $34.7 million repaid in August 2010. After giving effect to these payments, outstanding credit facilities at May 31, 2011 consisted of a US$348.2 million term loan and US$275 million of 12.5% senior secured notes.

TSX Listing

On June 14, 2011 the Company’s shares began trading on the Toronto Stock Exchange (“TSX”) under the symbols PNC.A (Class C voting shares) and PNC.B (Class NC variable voting shares). The Company had previously stated its intention to apply to list its Voting Shares and Variable Voting Shares on the Toronto Stock Exchange sometime before August 1, 2011, in compliance with the rules relating to its Canadian newspaper status.

Comparative Financial Information

On July 13, 2010 Postmedia, through a wholly owned subsidiary, acquired substantially all of the assets, including all of the outstanding shares of National Post Inc. (“National Post”), and assumed certain liabilities of Canwest Limited Partnership (“Canwest LP”). All references to financial results for the three and nine months ended May 31, 2010 and any comparisons in this release are references and comparisons to the financial results of Canwest LP, the predecessor company. The financial results of the predecessor company for the three and nine months ended May 31, 2010 are in respect of a period during which the predecessor company, and not the Company, owned the assets underlying the business of the Company. Also, the financial statements of the predecessor are that of another entity and the Company is not a continuation of the predecessor. The financial information for the three and nine months ended May 31, 2010 does not represent and is not purported to represent the results that would have been achieved had Postmedia owned the assets of Canwest LP and shares of National Post at that time. The prior year financial results are not comparable to our financial information. Readers are cautioned that the prior year financial results are not indicative of the future financial condition, results of operations, cash flows and future development our business.

Additional Information

Additional information, including financial statements and MD&A can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Non-GAAP Financial Measures

This press release references “operating profit before amortization, restructuring of operations and other items” which is a non-GAAP financial measure. Postmedia believes such measures are beneficial from the perspective of assessing the Company’s financial performance.

However, non-GAAP financial measures do not have any standard definition prescribed under GAAP and as such may not be comparable to similar measures used by other companies. For a reconciliation of these non-GAAP measures to the most closely comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” contained in the MD&A for the quarter ended May 31, 2011 which can be found on the Company’s website at www.postmedia.com, on SEDAR at www.sedar.com or on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information in this press release includes statements relating to annualized cost savings, our digital first strategy, proposed debt repayment and future revenue generating opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the continuation of current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities; and challenges related to operating as a stand-alone entity. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our non-offering prospectus dated June 7, 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact

Phyllise Gelfand

Director of Communications

(416) 442-2936

pgelfand@postmedia.com

Investor Contact

Doug Lamb

Executive Vice President and Chief Financial Officer

(416) 383-2325

dlamb@postmedia.com

Postmedia Network Canada Corp. and Canwest Limited Partnership

Operating Results for the Three Months ended May 31, 2011 and May 31, 2010

In thousands of Canadian dollars	Postmedia Network Canada Corp. Q3 F2011	Canwest Limited Partnership[1] Q3 F2010	Q3 F2011 to Q3 F2010 Variance Favourable/ (Unfavourable)
Revenues
Print advertising	171,971	180,383	(8,412)
Print circulation	59,068	60,770	(1,702)
Digital	23,108	21,348	1,760
Other	5,045	7,844	(2,799)

	259,192	270,345	(11,153)
Expenses
Compensation, excluding curtailment gains	108,915	120,552	11,637
Newsprint	15,734	16,346	612
Other operating	83,270	82,583	(687)

Operating profit before amortization, restructuring of operations and other items [2]	51,273	50,864	409
Amortization	18,568	10,074	(8,494)
Restructuring of operations and other items	3,267	196	(3,071)

Operating income	29,438	40,594	(11,156)
Interest expense, excluding loss on debt prepayment	19,584	10,138	(9,446)
Loss on debt prepayment	11,018	—	(11,018)
Loss on disposal of property and equipment	115	—	(115)
Other income	—	(500)	(500)
Loss on derivative financial instruments	1,907	—	(1,907)
Foreign currency exchange losses (gains)	695	(4,169)	(4,864)

Earnings (loss) before income taxes and reorganization costs	(3,881)	35,125	(39,006)
Reorganization costs	—	9,454	9,454

Earnings (loss) before income taxes	(3,881)	25,671	(29,552)
Recovery of income taxes	—	(14,968)	(14,968)

Net earnings (loss)	(3,881)	40,639	(44,520)

(1)	We have included historical interim unaudited consolidated financial information of Canwest LP to provide historical financial data of the operations acquired by a subsidiary of Postmedia. However, Canwest LP’s historical interim unaudited consolidated financial statements are not comparable to our interim unaudited consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of the business of Postmedia.
(2)	See “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures” contained in the MD&A for the three and nine months ended May 31, 2011 which can be found on the Company’s website at www.postmedia.com, on SEDAR at www.sedar.com or on the SEC’s website at www.sec.gov.

Postmedia Network Canada Corp. and Canwest Limited Partnership

Operating Results for the Nine Months ended May 31, 2011 and May 31, 2010

In thousands of Canadian dollars	Postmedia Network Canada Corp. Q3 F2011	Canwest Limited Partnership[1] Q3 F2010	Q3 F2011 to Q3 F2010 Variance Favourable/ (Unfavourable)
Revenues
Print advertising	528,865	542,681	(13,816)
Print circulation	175,983	181,320	(5,337)
Digital	68,234	63,801	4,433
Other	15,705	23,378	(7,673)

	788,787	811,180	(22,393)
Expenses
Compensation, excluding curtailment gains	324,447	352,219	27,772
Newsprint	48,070	50,673	2,603
Other operating	249,125	247,422	(1,703)

Operating profit before amortization, restructuring of operations and other items [2]	167,145	160,866	6,279
Amortization	56,517	30,736	(25,781)
Restructuring of operations and other items	39,873	2,660	(37,213)

Operating income	70,755	127,470	(56,715)
Interest expense, excluding loss on debt prepayment	62,126	60,633	(1,493)
Loss on debt extinguishment	11,018	—	(11,018)
Loss (gain) on disposal of property and equipment	112	(2)	(114)
Other income	—	(1,501)	(1,501)
Loss on derivative financial instruments	29,473	—	(29,473)
Foreign currency exchange gains	(22,565)	(49,610)	(27,045)
Acquisition costs	1,217	—	(1,217)

Earnings (loss) before income taxes and reorganization costs	(10,626)	117,950	(128,576)
Reorganization costs	—	41,192	41,192

Earnings (loss) before income taxes	(10,626)	76,758	(87,384)
Recovery of income taxes	—	(18,111)	(18,111)

Net earnings (loss)	(10,626)	94,869	(105,495)

(1)	We have included historical interim unaudited consolidated financial information of Canwest LP to provide historical financial data of the operations acquired by a subsidiary of Postmedia. However, Canwest LP’s historical interim unaudited consolidated financial statements are not comparable to our interim unaudited consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of the business of Postmedia.
(2)	See “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures” contained in the MD&A for the three and nine months ended May 31, 2011 which can be found on the Company’s website at www.postmedia.com, on SEDAR at www.sedar.com or on the SEC’s website at www.sec.gov.